Cowen Prime Services LLC
Statement of Financial Condition
December 31, 2017

SEC ID 8-68531


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-68531


FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**


REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cowen Prime Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

                                                                (No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James R. Simmons   **646-562-1803**

                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

                                                (Name – of individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, James Simmons, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen Prime Services LLC, as of December 31st, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
James Simmons
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement of Changes in Subordinated Borrowings

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen Prime Services LLC
Index
December 31, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member of
Cowen Prime Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen Prime Services LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

March 1, 2018

Cowen Prime Services LLC
Statement of Financial Condition
December 31, 2017

(in thousands)

Assets		
Cash and cash equivalents	$	565
Cash segregated for the exclusive benefits of customers		2,421
Receivable from brokers, dealers and clearing brokers		9,461
Deposits with clearing brokers		8,806
Deferred tax assets		639
Other assets		520
Total assets	$	22,412
Liabilities and Member's Equity		
Liabilities		
Due to related party	$	2,052
Soft dollar payable		1,866
Payable to brokers and dealers		1,005
Compensation payable		3,442
Accounts payable, accrued expenses and other liabilities		352
Total liabilities		8,717
Member's equity		13,695
Total liabilities and member's equity	$	22,412

The accompanying notes are an integral part of this financial statement.

Cowen Prime Services LLC
Statement of Changes in Subordinated Borrowings
December 31, 2017

(in thousands)

Subordinated borrowing at December 31, 2016	$	—
Increases:		
Secured demand note collateral agreements		—
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2017		—
	$	—

The accompanying notes are an integral part of this financial statement.

Cowen Prime Services LLC
Notes to Financial Statement
December 31, 2017

1. **Organization and Description of Business**

   Cowen Prime Services LLC (the "Company" or "CPS"), a Delaware limited liability company, is a broker-dealer and investment adviser registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., NASDAQ Stock Market, and NYSE Arca, Inc. The Company offers prime brokerage services and other related services to hedge fund managers, managed account platforms, institutional investors, family offices, and registered investment advisors. The Company clears its securities transactions and agency trades on a fully disclosed basis and does not carry customer funds or securities. The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA"). The Company is a wholly-owned subsidiary of Cowen PB Holdings LLC ("Cowen PB"), a wholly-owned indirect subsidiary of Cowen Inc. ("CI" or "Parent").

   On June 1, 2017, Cowen CV Acquisition, an indirect wholly owned subsidiary of CI acquired Convergex Execution Solutions LLC ("Convergex"), a global brokerage and trading related services provider and renamed it Cowen Execution Services LLC ("CES"). During the fourth quarter of 2017, CI merged the Prime Brokerage business of CES with the Company. This common control transaction is accounted for as a transfer of a business and was accounted for under ASC 805 Transaction between Entities under Common Control.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

   Use of Estimates
   The preparation of the accompanying financial statements in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying financial statements. Actual results could materially differ from those estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is concentrated in Bank of America.

   Cash Segregated for the Exclusive Benefits of Customers
   Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under SEC Rule 15c3-3(k)(2)(i).

   Deposits with Clearing Brokers
   Under the terms of the agreements between the Company and some of its clearing brokers, balances owed to clearing brokers are collateralized by certain of the Company's cash balances.

   Securities Transactions
   Securities owned, and securities sold, not yet purchased are recorded on a trade date basis at fair value, with the resulting realized and unrealized gains and losses reflected in the statement of operations as principal transactions, net.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.   At December 31, 2017, the Company did not have any securities owned, or securities sold, not yet purchased.

Nonrecurring Fair Value Measurements

The Company measured financial instruments at fair value on a nonrecurring basis that consisted of cash and cash equivalents, cash and cash equivalents segregated for the exclusive benefit of customers, deposits, receivables and payables from brokers and dealers. At December 31, 2017, these various financial instruments are carried on the statement of financial condition at approximate fair value. These financial instruments are classified within level 1 of the fair value hierarchy.

Other Assets

Other assets consist primarily of prepaid soft dollars, fees receivable and other miscellaneous receivables.

Due to Related Party

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of federal and state income taxes payable, commissions payable, accrued expenses, and other miscellaneous liabilities.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company adopted CI's policy of using the Group's blended rate in the calculation of its income tax provision.The Company has an informal tax sharing arrangement with CI whereby the Company records any tax liability or asset as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return. The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recognized within the statement of financial condition.

The Company accounts for income taxes in accordance with US GAAP, which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 4, "401(k) Savings Plan and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued guidance to clarify the application of modification accounting for stock compensation. The guidance was issued to reduce the diversity in practice under the current guidance. The new guidance requires an entity to apply modification accounting when there is a change in the fair value of the modified award and the original award, vesting conditions and the classification of the original awards. The amendments in this guidance are effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the new guidance for any modifications on or after the adoption date.

In January 2017, the FASB issued guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will use the new definition of a business for its future business combination activities.

In November 2016, the FASB issued guidance which reduces the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance does not provide a definition of restricted cash or restricted cash equivalents. The guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company does not expect this guidance to have any impact on its financial statements since the current presentation is already in line with the guidance.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's cash flows presentation. Since the guidance only affects the presentation of statement of cash flows, the Company does not expect this guidance to have any impact on the financial statements. The Company notes that its current presentation is already in line with most of the specific cash flow issues identified in the guidance.

In February 2016, the FASB issued guidance which amends and supersedes its previous guidance regarding leases. The new guidance requires the lessee to recognize the right to use assets and lease liabilities that arise from leases and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP,

which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous US GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial condition. The guidance is effective for reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on the Company's financial condition and its disclosures.

3.   **Transactions With Related Parties**

The Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. All allocated expenses are based on time, service, usage and headcount. At December 31, 2017, the Company has a $2.1 million payable to CSC which is included in due to related party in the statement of financial condition. The Company receives sublease income from tenants at the direction of Cowen PB.

The Company has engaged an affiliated broker-dealer, ATM Execution LLC ("ATM"), for algorithmic trading services which is included in floor brokerage and trade execution in the statement of operations. The Company clears certain of its DVP trades through CES, an affiliated broker-dealer. The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"). The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company shares commissions with Cowen and Company, LLC ("Cowenco"), an affiliated broker-dealer for introduced clients.

4.   **401(k) Savings Plan and Share-Based Compensation**

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Deferred Cash Awards
Under the 2010 CI Equity Plan, the Company awarded $0.1 million of deferred cash awards to its employees during the twelve months ended December 31, 2017. These awards vest over a four year period and accrue interest at 0.70% per year.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may vest over a two-to-five-year period. SARs vest and expire after five years from grant date. Awards are subject to the risk of forfeiture. As of December 31, 2017, there were no shares available for future issuance under the Equity Plans.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of those standards, the Company

amortizes unearned compensation associated with share based awards on a straight-line basis over the vesting period of the option or award.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2017:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	17,500	$ 14.16
Granted	8,283	15.25
Vested	(1,242)	15.25
Forfeited	—	—
Balances at end of year	24,541	$ 14.47

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

5. **Receivable From and Payable to Brokers, Dealers and Clearing Brokers**

Receivable from and payable to brokers, dealers and clearing brokers include commissions and fees related to securities transactions and net receivables and payables for unsettled transactions. Commissions are reported net of an allowance for doubtful debts and are assessed for impairment when aged over 180 days. For the year ended December 31, 2017, there were no material aged commissions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2017, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 9,292	$ —
Commissions and fees	169	1,005
	$ 9,461	$ 1,005

6. **Regulatory Reporting**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. Under the alternative method permitted by the Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2017, the Company had net capital of approximately $12.3 million, which was approximately $12.0 million in excess of its minimum net capital requirement.

The Company claims an exemption under SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, since it clears its securities transactions on a fully disclosed basis and promptly transmits

all customer funds and securities to the clearing broker-dealers that carry those accounts; as well as under SEC Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, since it conducts all financial transactions with customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers".

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

7.   **Income Taxes**

The taxable results of the Company's operations are included in the results of the tax returns of CI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. The Company records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member.

As the Company's entire taxable income was offset by losses from other members of the CI consolidated group, the Company recorded a contribution through equity in the amount of $1.7 million pursuant to the informal tax sharing arrangement discussed above

For the year ended December 31, 2017, the effective tax rate of 76.9% differs from the statutory rate of 35.0% primarily due to state and local taxes as well the impact of the re-measurement of the Company's deferred tax assets caused by the change in the federal corporate tax rate enacted as part of the Tax Cuts and Jobs Act of December of 2017.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

As of December 31, 2017, the Company recorded deferred tax assets of $0.6 million primarily related to compensation related balances, which is reported on the statement of financial condition.

The deferred tax benefit of $0.3 million recorded in 2017 predominantly represented the reversal of timing difference in ordinary course of business, offset the impact of the re-measurement of the Company's deferred tax assets caused by the tax law change discussed below.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets.

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations, including New York State and City, for tax years 2015 through 2016. The Company is currently not under audit. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2017.

Effects of the Tax Cuts and Job Act
New tax legislation, commonly referred to as the Tax Cuts and Jobs Act, was enacted on December 22, 2017. ASC 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017. The new law includes a reduction in the U.S. corporate income tax rate from 35% to 21%.

The Company has evaluated other significant provisions of the law and has not identified any material impact these provisions may have on the Company for the year ended December 31, 2017. Management will continue to monitor the application of these provisions on the Company and make necessary policy elections if and when needed.

8.   **Commitment and Contingencies**

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various US, state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including Trafix LLC, Bloomberg LP, EZE Castle Software LLC and SIX Financial Information USA Inc. As of December 31, 2017, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2018	$	585
2019		186
	$	771

9.   **Off-Balance-Sheet Arrangements, Market Risks and Credit Risks**

The Company does not have material off-balance sheet arrangements as of December 31, 2017. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that an estimable loss cannot be assigned. Accordingly, at December 31, 2017, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their

commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client equity trades are settled three business days after trade date; options trades are settled the next day. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

10.   **Subsequent Events**

The Company has evaluated events through March 1, 2018 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.